Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 19, 2012
Jay Ingram
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Merculite Distributing, Inc.
Your Letter of April 30, 2012
Form Registration Statement on Form S-1
File No. 333-180606

Dear Mr. Ingram,

This correspondence is in response to your letter dated April 30, 2012 in reference to our filing of the Registration Statement on Form S-1 filed April 6, 2012 on behalf of Merculite Distributing, Inc., your file number 333-180606.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

Merculite Distributing, Inc.
Tuesday, June 19, 2012

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:  We have included the following information on the prospectus cover page:

“We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and will therefore be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See Risk Factors, beginning on page 4.”

Additionally, we have included the following risk factor:

“We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.  As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million.”

Finally, we have included the following disclosure in the MD&A section, immediately below the critical accounting policy:

“Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.  As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.”

2.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory, and no employees (other than your two executive officers). Moreover, your President, Principal Executive Officer and Principal Financial Officer, Steven A. Subick has a track record with Sterilite Solutions, Corp., a company whose registration statement on Form S-1 became effective on September 22, 2010. Current, quarterly, and annual reports filed by Sterilite indicate that the company took no steps to advance implementation of its disclosed business plan of distributing privately labeled cleaning solution products, the same business plan disclosed by Merculite. Less than six months after effectiveness of its registration statement, Sterilite entered into a share exchange agreement with Oraco Resources, Inc., which resulted in, among other things, the resignation of Mr. Subick as President. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please revise the registration statement accordingly.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Response: Even though we are clearly in the development stages of our business, we are not a blank check company. We have not indicated we are pursuing a merger or acquisition by or of Merculite Distributing, Inc. To date, we have taken the following steps to continue to move forward and help generate revenues as quickly as possible.

a.	We have begun the development and continue to develop our website, www.merculitedistributing.com. The product can be purchased through the shopping cart on Sterilite Solutions, Corp. website.
b.
We are beginning the process to sign up with Google’s AdSense program. This will allow us to generate revenues by allowing Google to post unconstructive advertisements, which are targeting to our professional field and/or type of business. The placement of ads will allow us to generate at least some sort of revenues until our marketing plan is fully implemented.

c.	As described in our filing, we have access to the inventory of our first and main product, marketed under the private label, Sterilite Solutions.
d.	We have been marketing our product by word of mouth and believe are close to selling a few units.

We recognize that Steven A. Subick, our President was a principal in Sterilite Solutions, Corp. When the share exchange agreement with Oraco Resources, Inc. was executed, Mr. Subick did not belive that the proposed business operations of Oraco Resources, Inc. were particularly compatible with the sale and distribution of the cleaning product(s) described in this registration statement. Since Mr. Subick wanted to continue in the business of selling and distributing cleaning products, he is now operating as Merculite Distributing, Inc.

We agree that there is uncertainty as to the successfulness of the proposed business plan, but we do not believe that the proposed business plan is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419 of Regulation C.

3.
On page F-6, we note that you were formed as a result of the spin-off from Oraco Resources, Inc. and that 15,344,000 shares of your common stock were issued to the shareholders of Oraco Resources, Inc. on a pro rata basis. Please provide us with a detailed analysis addressing how you complied with your obligations under Section 5 of the Securities Act with respect to this spin-off transaction. Please refer to Staff Legal Bulletin No. 4 (September 16, 1997).

Response:  According to Staff Legal Bulletin No. 4, its the Division’s view that the subsidiary does not have to register as a spin-off under the Securities Act when:
1)	The parent shareholders do not provide consideration for the spun-off shares;
2)	The spin off is pro-rata to the parent shareholders
3)	The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets
4)	The parent has a valid business purpose for the spin-off; and
5)	If the parent spins off “restricted securities” it has held those securities for at least two years.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Here, Merculite Distributing, Inc., the subsidiary, was formed as a result of the spin off from Oraco Resources, Inc, the parent and;

1)	The parent shareholders did not provide consideration, and did not transfer the spun-off securities for value; and
2)	The parent shareholders were issued the same proportionate interest in the parent and subsidiary, making the spin-off pro rata; and
3)
The parent provided adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets in its quarterly report on Form 10-Q for the period ending March 31, 2011 filed on May 17, 2011

4)	The business purpose of the spin off was to allow for the management of Oraco Resources Inc. focus on its business while allowing management of Merculite to focus on the business of selling product.
5)
The restricted securities spun-off were acquired from an offering closing in February 2011. However, the shares are not required to be held by the parent for two years, as the parent formed the subsidiary being spun-off.  Oraco Resources formed the subsidiary, Merculite Distributing.

As such the company has complied with its obligations under Section 5 of the Securities Act with respect to this spin-off transaction.

4.	In an appropriate place in your prospectus, please provide a table indicating the beneficial ownership of certain beneficial owners and management pursuant to Item 403 of Regulation S-K.

Response: We have included the following Security Ownership of Certain Beneficial Owners and Management table:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of the date of this prospectus, and as adjusted giving effect to the sale of 600,000 shares of common stock in this offering, relating to the beneficial ownership of our common stock by those persons known to us to beneficially own more than 5% of our capital stock, by our director and executive officer, and by all of our directors, proposed directors and executive officers as a group.

Name of Beneficial Owner	Number Of Shares	Percent Before Offering	Percent After Offering
Steven A. Subick	10,000,000	63%	61%

Donald J. Stoecklein	1,005,090(1)	6%	6%

All Directors, Officers and Principle Stockholders as a Group	10,000,000	69%	67%

(1)	Donald J. Stoecklein is the Managing Partner of Stoecklein Law Group, LLP who holds 644,000 shares, and has sole voting and investment power.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this prospectus.”

 Calculation of Registration Fee

5.	Please specify which section of Rule 457 you relied upon for estimating the registration fee.

Response:  We have revised the Calculation of Registration Fee page to include the following;

“Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.”

Prospectus Cover Page

6.
We note your characterization of this offering as being undertaken on a “best efforts” basis. As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering. “Best efforts” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout your registration statement to remove references to “best efforts.”

Response: We have removed the references to “best efforts” from the registration statement.

7.	Please disclose that the separate corporate account where you will keep the subscription funds is not an escrow or trust account.

Response: We have revised the Prospectus Cover page to include the following disclosure in the first paragraph:

“The subscription funds will be kept in a separate corporate account, not in an escrow or trust account, and as such, it may be subject to creditors’ claims.”

8.	8. Please include a Subject to Completion legend required by Item 501(b)(10) of Regulation S-K.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Response: We have included the following Subject to Completion legend on the Prospectus Cover Page:

“A Registration Statement relating to these securities has been filed with the Securities Exchange Commission.  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted”

Prospectus Summary, page 1

9.
In this section and throughout your registration statement where you discuss your operations, please clearly state that your operations have been limited to start up and developmental activities and that you have not begun distributing any products, including the privately labeled cleaning solution.

Response:  We have revised the disclosure in the Prospectus Summary, as well as in the Description of Business and sections to include the following:

“To date, all of operations have been limited to start up and developmental activities and we have not yet begun distributing any products, including our privately labeled solution.”

10.
 If true, in this section and throughout your registration statement, please revise your disclosure to clearly state that your current business plan is to distribute a cleaning solution developed and manufactured by an unrelated entity to customers under your private label, Sterilite Solutions.

Response: We have revised the Prospectus Summary and Description of Business section to include the following disclosure:

“We were formed to engage in the business of distributing cleaning and sterilization solutions that are developed and manufactured by an unrelated entity, to consumers, public and private institutions, nightclubs, restaurants and office complexes. The solution will be marketed and sold under our private label Sterilite Solutions.”

11.
We note your statements that you have a confirmed credit of inventory awaiting shipment from your main supplier and that you executed a Contribution Agreement upon your separation from Oraco Resources, which has given the company access to inventory in exchange for an issuance of equity within the company. Please briefly explain these statements. Additionally, as disclosed on page 20, please disclose that you have no distribution agreements or exclusivity contracts with the manufacturers of the cleaning solution and you will purchase the cleaning solution from these suppliers on an as needed basis.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Response: In the Prospectus Summary, we have revised the disclosure as follows:

“Since our inception on April 29th, 2011 through December 31, 2011, we have not generated any revenues and have incurred a net loss of $1,840. In April of 2011 our only business activity was the formation of our corporate entity and start up and developmental activities.  In the period from May through December the Company focused on the development of our business model, as well as the execution of a Separation and Distribution Agreement from our former parent, Oraco Resources, Inc.  Upon completing the separation from Oraco Resources, we executed a Contribution Agreement, which has given the Company access to inventory in exchange for an issuance of equity within the Company. The party to the Contribution Agreement had a credit with the third-party manufacturer for the inventory of cleaning solution. That credit entitling the individual to the inventory was contributed to Merculite in exchange for equity. We anticipate generating revenues in the next twelve months, of which we can provide no assurance.”

Additionally on page 20, we provided the following disclosure:

“At present, we intend to continue to purchase solution directly from our third party manufacturer which is readily available in supply and is easily manufactured for the same reasons mentioned above. At this time we do not have distribution agreements or exclusivity contracts with the manufacturer of the solutions. We will purchase the cleaning solution from our supplier on an as-needed basis.  We plan to distribute the product through the private label Sterilite Solutions.”

Risk Factors, page 4

12.
Please revise your registration statement to include a risk factor informing investors that they may lose their entire investment if you file for or are forced into bankruptcy protection because you will not keep their subscription funds in an escrow or trust account and their subscription funds may be subject to creditors’ claims. Additionally, please state that the funds provided by investor subscriptions will be placed in a separate corporate account and that management will have immediate and direct access to this account.

Response:  We have revised the Risk Factors on page 4 to include the following risk factor:

“As a result of placing your invested funds into a separate corporate account as opposed to an escrow account, the funds are subject to attachment by creditors of the company, thereby subjecting you to a potential loss of the funds.

Because the funds are being placed in a separate corporate account during the entire offering period, rather than an escrow account, management will have immediate and direct access to the funds during the entire offering period. Thus creditors of the company could try to attach, and ultimately be successful in obtaining or attaching the funds before the offering closes. Investors would lose all or part of their investments, regardless of whether or not the offering closes.”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Plan of Distribution and Terms of the Offering, page 12

13.
We note your statement that “[d]uring the offering period, no subscriber will be entitled to any refund of any subscription.” Please tell us supplementally whether you believe investors might be able to demand the return of their subscription funds pursuant to rights under state law. If such rights exist, please revise your disclosure accordingly to note the existence of such rights.

Response: We do not believe investors might be able to demand the return of their subscription funds pursuant to rights under state law.

Description of Securities, page 15

14.	Please disclose the number of votes associated with each share of common stock. Refer to Item 202(a)(1) of Regulation S-K.

Response:  We have revised the Description of Securities section on page 15 as follows:

“. Holders of common stock have no cumulative voting rights, but are entitled to one vote for each share of common stock they hold.”

Interests of Named Experts and Counsel, page 16

15.	Please disclose the number of shares of common stock the Stoecklein Law Group, LLP received and the price at which the shares were issued.

Response:  We have added the following disclosure on page 16 under Interests of Named Experts and Counsel:

“As a result of the spin-off Stoecklein Law Group, LLP received 544,000 shares at a price of $0.001.”

Description of Business, page 19

16.	Please disclose that you were formed when your former parent, Oraco Resources, spun you off.

Response: We have revised the first paragraph on page 19 as follows:

“Merculite Distributing, Inc. is a development stage company incorporated in the State of Nevada in April of 2011. We were formed from a spin-off from our former parent, Oraco Resources, Inc.”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

17.
We note several inconsistencies throughout your registration statement when you describe your business plan. For example, on page 19, we note your statement that you have been finalizing a distribution agreement with one of your suppliers regarding the purchase of the equipment needed to manufacture your private label cleaning solution. This statement, however, appears to conflict with your disclosure on pages one and two where you state that you may expand your operations to include the purchase of equipment which would give you the capability of in-house manufacturing of the cleaning solution and that you are unsure as to the time frame of your initial equipment purchase due to the lack of capital. Please revise throughout your registration statement to describe your business plan on a consistent basis.

Response:  We have revised the disclosure throughout the registration statement to clarify that our business plan includes the possibility of manufacturing the solution in the future. For example, we have revised the description of business section as follows:

“In the future, if we decide to produce our own solution, we will need to purchase an Electro-Chemical Activation machine. At present, we intend to continue to purchase solution directly from our third party manufacturer which is readily available in supply and is easily manufactured for the same reasons mentioned above.”

18.
To the extent that the various agreements between you and Oraco Resources, including the Separation and Distribution Agreement, Contribution Agreement, and Trademark and Licensing Agreement, are material to implementing your business plan and commencing operations, please provide brief summaries of the material terms of these agreements.

Response: We have revised the Description of Business section to include the following disclosure:

“Key Agreements

Contribution Agreement

In May 2011, Merculite executed a Contribution Agreement with an individual who held a credit for the purchase of cleaning and neutralizing, EcaFlo® Anolyte. The individual contributed the credit in exchange for 361,090 restricted common shares of  Merculite, valued at about $0.10 per share. This agreement is material to our business plan as it provides the access to inventory without having to execute binding distribution or purchase agreements with vendors and suppliers.

Trademark Agreement

In May 2011, Merculite executed a Trademark Assignment and Acquisition Agreement with Oraco Resources, Inc. wherein Oraco Resources, Inc. granted an irrevocable assignment of all right, title and interest in and to the mark “Sterilite” and registration of the mark to Merculite. The agreement is effective until terminated by both parties.  This agreement is material to Merculite as it allows the company to sell the EcaFlo® Anolyte under the private label, Sterilite Solutions without violating intellectual property laws. The company currently holds no other patents, trademarks, franchises, concessions or royalty agreements.”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

19.
On page one, we note that you acquired a pending application for a trademark through the Trademark and Licensing Agreement with Oraco Resources. To the extent this trademark is or will be material to your operations, please describe it and any other material patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Response:  We have included the following section discussing the Trademark and Licensing Agreement with Oraco Resources, Inc.:

“Trademark Agreement

In May 2011, Merculite executed a Trademark Assignment and Acquisition Agreement with Oraco Resources, Inc. wherein Oraco Resources, Inc. granted an irrevocable assignment of all right, title and interest in and to the mark “Sterilite” and registration of the mark to Merculite. The agreement is effective until terminated by both parties.  This agreement is material to Merculite as it allows the company to sell the EcaFlo® Anolyte under the private label, Sterilite Solutions without violating intellectual property laws. The company currently holds no other patents, trademarks, franchises, concessions or royalty agreements.”

20.
We note your disclosure on page 19 that your new website will link to your existing website. Please clarify whether you intend to maintain both websites. In addition, please tell us whether you intend to use your websites in connection with this offering. If you do, please provide us supplementally with copies of all offering materials that you intend to make available through your websites.

Response:  We have revised page 19 as follows:

“Our website will also link to our existing website www.sterilitesolutions.com, where the product may currently be purchased. We intend to maintain both websites.”

Additionally, we do not intend to use any website in connection with this offering.

21.
On page 20, we note your disclosure relating to Integrated Environmental Technologies, Ltd.’s general corporate information. Please explain to us why you believe it is necessary to include this information in your prospectus or remove this information.

Response:  We have removed the general corporate information of our third party supplier from page 20. Additionally, we have removed specific reference to our supplier’s name from all our disclosure.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

22.
On pages 19, 22, and 23, we note that you intend to enhance your existing website and develop and implement a marketing plan as part of your plan to generate revenue during the next 12 months. Please consolidate these disclosures into one section and expand this section to provide a more specific plan of operation for the next 12 months by providing a more detailed description of each business activity and the steps you will take to implement each aspect of your business plan. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associated with completing each step. Please discuss the modifications you may have to make to your business plan, methods of implementation, and budget if you do not sell any shares in this offering. Additionally, please also disclose your plan of operations with respect to the company’s day-to-day operations.

Response:  we have revised page 19, 22 and 23 under the Description of Business section, consolidating and expanding the marketing, website and day-to-day operations disclosures as follows:

“Marketing plan of operation

In order to begin generating revenue, during the next 12 months, we will focus on developing and implementing a marketing plan that integrates with our websites. We believe that using the internet is a great marketing tool not only for providing information on our company, but also for scheduling product demonstrations and web based product sales. We registered the domain name www.merculitedistributing.com and have developed a preliminary website. We are working to expand the site to be more comprehensive and intend to have a fully developed website, capable of handling online sales and  video based product demonstrations during the fourth quarter of 2012. Our website will also link to our existing website www.sterilitesolutions.com, where the product may currently be purchased. We intend to maintain both websites.

Merculite’s revenue streams will require an improved web presence in addition to direct marketing to industry executives and public sector officials. Below are the Marketing initiatives that we are currently working on, as well as an estimated timeline for completion and the estimated or anticipated costs associated with each.

•
Search engine optimization- we are currently working on inserting keywords that describe our in business in the Meta tags of the websites. This will help put our websites at the top of the search results. We expect this to be complete by the end of the third quarter of 2012. We estimate the cost to be mainly in time.

•
Including our web addresses (URL’s) in directories- we have begun to identify certain online and offline directories we would like to be included in. We expect to complete this by the end of the third quarter of 2012. While some directories are free of charge, others have a small fee. Overall this portion of our business plan may cost up to $200.

•
Making contacts online and in person with potential business owners and customers- we have been networking through persona networks and have been generally discussing our product. While we have not yet made any sales, we have fostered interest. This will be an ongoing initiative and there is not cost associated.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

•
Developing website based video demonstrations- we have been developing the basic ideas for the video demonstrations, but have not yet filmed or posted anything. We expect this to be completed by the end of the first quarter of 2013. We plan on using personal equipment and post to the website using free online video services, so we estimate the cost to be about $100 to purchase small equipment we may need.

•
Facilitating and participating in online discussions - online blogs and discussion boards is one method we plan to use to foster interest in our product. There are boards about cleaning products, “green” products and all other kinds of topics that we could participate in. We have not yet begun this process, and it will be an on-going initiative. The cost will be in time.

•
Trade show attendance – we are researching different trade shows locally that we could attend. This will be an on-going initiative and the cost per year may be about $500- $1000 depending on whether we simply attend or rent a booth.

•
traditional print marketing campaigns- we are making the decision to print traditional brochures and flyers to hand out. We expect the first set of materials to be designed and printed by the end of the fourth quarter of 2012. We estimate the cost to be around $500

•
on-premise product demonstrations – the best way to advertise the effectiveness of a product is to put it to use. We plan to demonstrate the product in person to potential customers found by the above methods. This will be an ongoing initiative and will bear a minimal cost, no greater than $100.

Each step in our marketing initiatives business plan will take preparation and effort to complete. If we are unseuccessful in selling the shares in this offering we will need to modify out plan. We will not be able to attend trade shows or print brochures and flyers. We will need to find alternate financing opportunities.

Currently, our day-to-day operations include researching the best method for online advertising and finding the most applicable directories to include ourselves in. After funding our day to day operations will consist of maintaining the online presence we developed, visiting schools, restaurants and other establishments to conduct on-site demonstrations, attending trade shows, and developing our sales and shipping processes.”

23.
We note your disclosure on the top of page 21. Please clarify whether this “initial product” is the EcaFlo Anolyte that Integrated Environmental Technology, Ltd. manufactures and that you plan to market and distribute through the private label Sterilite Solutions. If so, please briefly explain how this product works as an effective cleaning solution.

Response:  We have revised our disclosure on the top of page 21 as follows:

“In the future, if we decide to produce our own solution, we will need to purchase an Electro-Chemical Activation machine. At present, we intend to continue to purchase solution directly from our third party manufacturer which is readily available in supply and is easily manufactured for the same reasons mentioned above. At this time we do not have distribution agreements or exclusivity contracts with the manufacturer of the solutions. We will purchase the cleaning solution from our supplier on an as-needed basis.  We plan to distribute the product through the private label Sterilite Solutions.

Merculite Distributing, Inc.
Tuesday, June 19, 2012

EcaFlo® Anolyte is an antimicrobial solution that, when applied to a surface, attacks microbial organisms including bacteria, viruses, fungi and microbial spores. The two ingredients to our initial product, EcaFlo® Anolyte manufactured by a third party, are salt and water, neither of which pose any biological or environmental risks.  Both of these ingredients by themselves as well as mixed to together in the manufactured solution are non-toxic.  When the solution is introduced back into the environment, it breaks back down into salt and water, leaving no ecological footprint.  Therefore, there is no toxic chemical to store or dispose of.”

Agricultural Applications, page 21

24.	Please either revise this section to clearly state that the solution you are referring to is EcaFlo Anolyte or remove this discussion.

Response: We have revised the Agricultural Applications disclosure on page 21 as follows:

“The U.S. Department of Agriculture has approved EcaFlo® Anolyte for use in federally-inspected commercial plants producing meat, poultry, and egg products.  The Federal Drug Administration has approved its use in meatpacking and processing plants as an alternative to chlorine solutions.  In addition, the product has just recently been registered by the National Science Foundation as an antimicrobial agent (D2 category), not requiring rinse after use in food contact surface applications. The National Science Foundation is an independent federal agency created by Congress in 1950 to “promote the progress of science; to advance the national health, prosperity and welfare; to secure the national defense” (directly quoted from the National Science Foundation website).  Being registered as a D2 category is significant because it means the sanitizing solutions may be used on hard non-porous food contact surfaces such as equipment and utensils without a subsequent potable water rinse. (information regarding category D2 was provided by Reckitt Benckiser Professional,  information is available to the general public, and information was not prepared for Sterilite for a fee).”

Employees, page 23

25.	Please disclose how many hours per week each employee intends to devote to your business.

Response: We have revised the last paragraph under the section Employees as follows:

“Mr. Subick and Ms. Redmond are spending the time allocated to our business, about 10 to 15 hours a week each, by handling the general business affairs of our company such as accounting issues, including review of materials presented to our auditors, working with our counsel in preparation of filing our S-1 registration statement, and developing our business plan and overseeing the technological aspects of our business, including the product manufacturing, training and website design.”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 26

26.
We note that you have financed your cash flow requirements since inception through capital investments from Mr. Subick and issuances of common stock. Please describe these transactions in more detail, including the date of each capital investment, the amount of each investment, and any consideration you issued Mr. Subick for the investments and the date of each common stock issuance, number of shares issued, and the consideration you received for each issuance. Additionally, we note that you intend to fund operations through common stock offerings and it does not appear that you have any formal commitments for the sale of stock or advancement or loan of funds at this time. Please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital.

Response: We have revised the first and last paragraph in this section as follows:

“Since inception, we have financed our cash flow requirements through capital investments from our President, Mr. Subick who is also our founding stockholder.  On October 5, 2011, the Company received a loan from Mr. Subick totaling $100. On December 29, 2011, the Company received a loan from Mr. Subick totaling $2,000. On July 11, 2011, the Company issued 2,000 shares of its common stock at a price of $0.10 per share for cash of $200. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of product sales. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we need to generate sufficient revenues from product sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.”

And

“Cash will be increasing primarily due to the receipt of funds from this offering to offset our near term cash equivalents. Since inception, we have financed our cash flow requirements through issuance of common stock. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of product sales. Additionally we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. Our ability to obtain needed capital is uncertain. Our lack of operating history makes an investment in our company, and the availability of capital risky.”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Evaluation of Disclosure Controls and Procedures, page 27

Changes in Internal Control Over Financial Reporting, page 27

27.
Please note that you are not required to provide these disclosures in your registration statement. Additionally, it is unclear to us when Mr. Subick evaluated your disclosure controls and procedures and determined they were effective as the registration statement does not cover a specific reporting period.

Response: The disclosures regarding our internal controls on page 27 have been removed.

Certain Relationships and Related Party Transactions, page 28

28.
In this section, please discuss the agreements and transactions between you and Oraco Resources and you and Mr. Subick to the extent required by Item 404(d) of Regulation SK. On page F-9, we note that Mr. Subick loaned the company $2,000 on December 29, 2011.

Response: We have expanded the disclosure in this section as follows:

“CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company utilizes office space provided at no cost from Mr. Subick, an officer and director of the  Company. Office services are provided without charge by Mr. Subick and Ms. Redmond. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

In May 2011, Merculite executed a Separation and Distribution Agreement with Oraco Resources, Inc. wherein Merculite separated from its former parent Oraco. The Agreement sets forth the arrangements among the Merculite and Oraco regarding the principal transactions to separation and that governs the relationship of the Oraco and Merculite after the spin-off. The Spin-off was accomplished by the distribution by Oraco of all shares of Merculite owned by it, among the shareholders of the company on a pro rate basis.

In May 2011, Merculite executed a Trademark Assignment and Acquisition Agreement with Oraco Resources, Inc. wherein Oraco Resources, Inc. granted an irrevocable assignment of all right, title and interest in and to the mark “Sterilite” and registration of the mark to Merculite. The agreement is effective until terminated by both parties.

In May 2011, Merculite executed a Contribution Agreement with an individual who is also a beneficial owner of the company; who held a credit for the purchase of cleaning and neutralizing, EcaFlo® Anolyte. The individual contributed the credit in exchange for 361,090 restricted common shares of  Merculite, valued at about $0.10 per share.

In October 2011, the Company received a loan from an officer and director of the Company totaling $100.  The loan is unsecured, bears interest at 2% per annum and is due in October 2014.”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Market For Common Equity and Related Stockholder Matters, page 28

29.
In this section, please disclose the number of shares of common stock, if any, that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that you have agreed to register under the Securities Act for resale by security holders. See Item 201(a)(2)(ii) of Regulation S-K. Please also disclose the approximate number of holders of your class of common stock. See Item 201(b) of Regulation S-K.

Response: We have revised this section as follows:

“We intend to file for inclusion of our common stock on the Over-the-Counter-Quotation Board; however, there can be no assurance that FINRA will approve the inclusion of the common stock. Prior to the date of this offering, our common stock was not traded. As of May 7, 2012, we have 82 registered shareholders of our common stock. We have not granted registration rights to any selling shareholder or other persons, despite listing them in this registration statement. Currently none of the outstanding shares may be sold under Rule 144.”

Recent Sales of Unregistered Securities, page 34

30.	In accordance with Item 701(b) of Regulation S-K, please identify the persons or class of persons to whom you issued shares on May 17, 2011 and July 11, 2011.

Response: We have revised the disclosure for the May 17, 2011 and July 11, 2011 disclosures as follows:

“On May 17, 2011, in connection with a Contribution Agreement, the Company issued 361,090 shares of its common stock, to an individual party to the Agreement, at a common stock price of $0.10, in exchange for prepaid expenses in the form of a credit to purchase inventory for the Company. The offering and sale of the shares of common stock will not be registered under the Securities Act of 1933 because the offering and sale was made in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 thereunder for transactions by an issuer not involving a public offering (with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof and acknowledging that the securities will be issued in a transaction not registered under the Securities Act of 1933).

On July 11, 2011, the Company issued to an individual, 2,000 shares of its common, at a common stock price of $0.10, for $200 cash. The offering and sale of the shares of common stock will not be registered under the Securities Act of 1933 because the offering and sale was made in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 thereunder for transactions by an issuer not involving a public offering (with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof and acknowledging that the securities will be issued in a transaction not registered under the Securities Act of 1933).”

Merculite Distributing, Inc.
Tuesday, June 19, 2012

Exhibit Index, page

31.
We note your reference to certain agreements between you and your former parent, Oraco Resources, including a Separation and Distribution Agreement, a Contribution Agreement, a Trademark and Licensing Agreement, and a Spin-Off Agreement. Please file these agreements as exhibits to the registration statement or provide us with your analysis as to why they are not required to be filed as exhibits.

Response: We have filed the Trademark and Licensing Agreement and Separation and Distribution Agreements as Exhibits.

Exhibit 5.1 – Legal Opinion of the Stoecklein Law Group, LLP

32.	Please arrange for counsel to opine that the shares will, when sold, be legally issued, fully paid and non-assessable. Refer to Staff Legal Bulletin No. 19 (October 14, 2011).

Response: We have included as Exhibit 5 the opinion of Stoecklein Law Group, LLP.

In connection with the response to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, we understand that the financial statements need to be updated. Due to the fact that we are so close to having the June 30, 2012 financial statements prepared, we are filing this Amended S-1 with the understanding that our next revision will include the June 30, 2012 financial statements.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP